Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, NY 10017-3954 (212) 455-2000

Facsimile (212) 455-2502
Direct Dial Number (212) 455-2812	E-Mail Address RFenyes@STBLAW.COM

April 28, 2017

VIA EDGAR

Re:	Gardner Denver Holdings, Inc.
Amendment No. 3 to
Registration Statement on Form S-1
File No. 333-216320

Amanda Ravitz
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Gardner Denver Holdings, Inc. (the “Company”) we hereby submit to the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (“Amendment No. 3”) to the above-referenced registration statement on Form S-1. As discussed with Tom Jones and Li Xiao, Amendment No. 3 has been updated primarily to reflect the 1.6331-for-1 reverse stock split the Company effected on April 27, 2017, and information dependent upon the stock-split, and to include financial results for the three month period ended March 31, 2017.

To assist the Staff’s review of Amendment No. 3, we will send blacklined copies of Amendment No. 3, marked against each of Amendment No. 2, which was filed on April 24, 2017, and Amendment No. 1, which was filed April 3, 2017, to the attention of Tom Jones.

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Securities and Exchange Commission	April 28, 2017

Please do not hesitate to call me at (212) 455-2812 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Richard Fenyes
Richard Fenyes

cc:	Securities and Exchange Commission
Tom Jones
Li Xiao
Brian Cascio

Gardner Denver Holdings, Inc.
Vicente Reynal
Andrew Schiesl

Latham & Watkins LLP
Marc Jaffe
Ian Schuman